Exhibit 99.1

Announcement

Monday, 15 June 2026	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

RESPONSE TO MEDIA SPECULATION

In response to recent media speculation, Woodside is not aware of any proposal and confirms it is not in discussions regarding a potential transaction with Exxon Mobil Corporation.

Woodside will continue to comply with its continuous disclosure obligations.

INVESTORS Vanessa Martin M: +61 477 397 961 E: investor@woodside.com	MEDIA Christine Abbott M: +61 484 112 469 E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.